SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on May 18, 2023, The Nasdaq Stock Market LLC (“Nasdaq”) notified Nisun International Enterprise Development Group Co., Ltd. (the “Company”) that since the Company had not yet filed its Form 20-F for the year ended December 31, 2022 (the “Form 20-F”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market under Listing Rule 5250(c)(1) (the “Rule”). On July 18, 2023, the Company submitted a compliance plan with Nasdaq pursuant to Nasdaq’s rules. Nasdaq granted the Company an additional 180 calendar day exception period, or until November 13, 2023, to regain compliance with the Rule. The Company subsequently filed the Form 20-F on August 8, 2023.

On August 10, 2023, the Company received a letter from Nasdaq notifying the Company that, based on the August 8, 2023 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

The Company issued a press release announcing this matter on August 11, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: August 11, 2023	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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